UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Annual Period Ended December 31, 2025

GROUNDFLOOR LOANS 2, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12552

Delaware	33-1650240
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

COMMON SHARES
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor LOANS 1, LLC.

form 1-K

Annual Period Ending December 31, 2025

March 30, 2026

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated July 30, 2025 and qualified September 10, 2025. Please see this filing on EDGAR.

MANAGEMENT DISCUSSION AND ANALYSIS

See section titled “Management Discussion and Analysis of Financial Condition and Results of Operations” below.

Directors and officers

We incorporate by reference the section titled “Management” Form 1-A dated July 30, 2025 and qualified September 10, 2025. Please see this filing on EDGAR.

Security ownership of management and certain securityholders

We incorporate by reference the section titled “Security Ownership of Management and Certain Securityholders,” Form 1-A dated July 30, 2025 and qualified September 10, 2025. Please see this filing on EDGAR.

Interest of management and others in certain transactions

We incorporate by reference the section titled “Interest of Management and Others in Certain Transactions,” Form 1-A dated July 30, 2025 and qualified September 10, 2025. Please see this filing on EDGAR.

Other information

We do not have other information to disclose under Item 6 of Form 1-K

GROUNDFLOOR LOANS 2, LLC

Financial Statements

As of December 31, 2025 and 2024 and

for the annual period ended December 31, 2025 and

for the period from October 22, 2024 (inception) to December 31, 2024

INDEPENDENT AUDITOR’S REPORT

To the Members
Groundfloor Loans 2, LLC

Opinion

We have audited the accompanying financial statements of Groundfloor Loans 2, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2025 and December 31, 2024 (the end of the initial accounting period of the Company), and the related statements of operations, members’ equity, and cash flows for the year ended December 31, 2025 and period ended December 31, 2024, and the related notes to the financial statements

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Groundfloor Loans 2, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and period ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of Groundfloor Loans 2, LLC and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Groundfloor Loans 2, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

A firm of CPAs and Financial Consultants

(540) 344-9246 Fax: (540) 344-9264

501 S. Jefferson Street, Roanoke, Virginia 24011

Post Office Box 12765, Roanoke, Virginia 24028-2765

http://www.fflc.com

F-1

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Groundfloor Loans 2, LLC’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Groundfloor Loan 2, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Roanoke, Virginia

March 30, 2026

F-2

Groundfloor Loans 2, LLC

Balance Sheets

	As of December 31,
	2025	2024
Assets
Cash	$745,198	$5,000
Interest receivable	1,599,780	-
Investments in loans receivable, net of CECL allowance of $31,505 and $0	2,686,271	-
Investments in loans receivable, at fair value	11,729,273	-
Note receivable	22,334,000	-
Total assets	$39,094,522	$5,000

Liabilities
Due to related party	$1,193,553	$-
Distributions payable	745,198	-
Total liabilities	$1,938,751	$-

Member’s equity
Common shares net of redemptions; unlimited shares authorized; 36,729,962 and 5,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	36,584,962	$5,000
Accumulated earnings	570,809	-
Total member’s equity	37,155,771	5,000
Total liabilities and member’s equity	$39,094,522	$5,000

See accompanying notes to financial statements.

F-3

Groundfloor Loans 2, LLC

Statements of Operations

	Year ended December 31, 2025	For the period from October 22, 2024 (inception) to December 31, 2024
Revenue:
Interest income	$896,540	$-
Total revenue	896,540	-
Operating expenses:
General and administrative	26,859	-
Current expected credit loss	31,505
Total operating expenses	58,364	-
Operating income	838,176	-
Other expense:
Other expense	(4,345)	-
Total other expense	(4,345)	-
Net income	$833,831	$-

See accompanying notes to financial statements.

F-4

Groundfloor Loans 2, LLC

Statements of Members’ Equity

	Common Shares		Accumulated earnings	Total Members’ Equity
	Shares	Amount
October 22, 2024 (Inception)
Issuance of common shares	5,000	$5,000	$-	$5,000
December 31, 2024	5,000	5,000	-	5,000
Issuance of common shares	41,389,069	41,389,069	-	41,389,069
Offering costs	-	(145,000)	-	(145,000)
Distributions	-	-	(263,022)	(263,022)
Redemptions of common shares	(4,664,107)	(4,664,107)	-	(4,664,107)
Net income	-	-	833,831	833,831
December 31, 2025	36,729,962	$36,584,962	$570,809	$37,155,771

 See accompanying notes to financial statements.

F-5

Groundfloor Loans 2, LLC

Statements of Cash Flows

	Year ended December 31, 2025	For the Period October 22, 2024 (Inception) to December 31, 2024
Cash flows from operating activities
Net income	$833,831	$-
Adjustments to reconcile net income to net cash flows provided by operating activities:
Current expected credit loss	31,505	-
Fair value adjustments	4,345
Change in operating assets and liabilities:
Increase in interest receivable	(1,599,780)	-
Increase in due to related party	1,193,553	-
Net cash flows provided by operating activities	463,454	-
Cash flows from investing activities
Investments in real estate loans	(17,639,544)	-
Repayment of real estate loans	3,188,149	-
Note receivable from Sponsor	(22,334,000)
Net cash flows used in investing activities	(36,785,395)	-
Cash flows from financing activities
Proceeds from issuance of common shares, net of offering costs	41,244,069	5,000
Redemptions	(3,918,908)	-
Distributions	(263,022)	-
Net cash flows provided by financing activities	37,062,139	5,000
Net increase in cash	740,198	5,000
Cash as of beginning of the year	5,000	-
Cash as of end of the year	$745,198	$5,000

	Year ended December 31, 2025	For the Period October 12, 2024 (Inception) to December 31, 2024
Supplemental disclosure of noncash investing and financing activities:
Distributions payable	$745,198	$-

See accompanying notes to financial statements.

F-6

Groundfloor Loans 2, LLC

Notes to the Financial Statements

1.       Formation and Organization

Groundfloor Loans 2, LLC (the “Company”) was formed on October 22, 2024, as a Delaware Limited Liability Company and substantially commenced operations on September 10, 2025.

The Company was organized primarily to invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Substantially all of the Company’s business will be externally managed by Groundfloor Advisors, LLC (the “Manager”), a Delaware limited liability company. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes beginning with the year ended December 31, 2025.

The Company’s initial offering of its common shares (the “Offering”) was conducted as a direct public offering on a “best efforts” basis in a Tier 2 Regulation A offering, for a period of six months from the date of commencement of this Offering after qualification or until the maximum amount is raised, whichever occurred earlier. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering, for an initial price of $1.00 per share. The Offering was qualified on September 10, 2025.

As of December 31, 2025 and 2024, the Company has net common shares outstanding of 36,729,962 and 5,000, respectively, including common shares to Groundfloor Finance Inc. (the “Sponsor”), the owner of the Manager, for an aggregate purchase price of $5,000.

2.       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could materially differ from those estimates.

Due from (to) Related Party

Due from (to) related party consists of receivables and payables arising from repayment activity and other transactions with the related party.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

F-7

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

Organizational costs are expensed as incurred. In 2025, the Company incurred $145,000 in offering costs, which are charged against equity.

Interest Receivable

“Interest receivable” represents interest income the Company is due to receive on the total outstanding principal balance of the loan portfolio as of the balance sheet dates. This balance is presented as its own line item, separate from “Investments in loans receivable, net of CECL allowance” and “Investments in loans receivable, at fair value”, on the Company’s balance sheets.

Investments in Loans Receivable, at Fair Value

“Investment in loans receivable” represent investments in loans related to real estate development projects for which real estate developers obtained financing through our Sponsor.

On January 1, 2025, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10 Financial instruments – Overall guidance on the fair value option for financial instruments, which permits companies to elect to measure certain financial instruments and certain other items at fair value. The standard requires that estimated unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The Company applied the provisions of ASC 825-10 to Investment in loans to developers prospectively. Investments in loans receivable, at fair value are initially recorded at the fair value of the loan receivable which approximates amortized cost and the accrued interest on the loan receivable. The Company purchased accrued interest on the Investment in loans receivable at the time of investment. “Investments in loans receivable, at fair value” (approximated by amortized cost) were $11,729,273 and $0 as of December 31, 2025 and 2024, respectively.

Refer to “Note 3 – Fair value measurements” for details on the Company’s methods of recording these financial instruments at fair value.

Allowance for Current Expected Credit Losses

The Company applies FASB ASC 326, Financial Instruments – Credit Losses ("CECL") for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with ASC 326, the Company records an allowance for current expected credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

ASC 326 requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment.

The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In assessing the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of a short-term macroeconomic environment. Management estimates the allowance for current expected credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for current expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio.

F-8

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

The Company made an accounting policy election to exclude “Interest receivable” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” within Note 4 below for a description of the Company’s policies established to write-off interest.

In July 2025, the FASB issued FASB Accounting Standards Update (“ASU”) 2025-05 Financial instruments – Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows entities to make an accounting policy election to consider cash collection activity after the balance sheet date when estimating current expected credit losses. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements and has not yet adopted it.

Refer to “Note 4 – Loans Receivable and Allowance for Expected Credit Losses” for further information regarding the CECL allowance and its calculation.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2025. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during both the year ended December 31, 2025 and the period from October 22, 2024 to December 31, 2024. No gross deferred tax assets or liabilities have been recorded as of both December 31, 2025 and 2024.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.       Fair Value Measurements

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

F-9

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2—Financial assets and liabilities whose values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3—Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

We elected the fair value option to account for our Investments in loans receivable, at fair value. As a result of this election, our Investments in loans receivable, at fair value are carried at fair value on a recurring basis. The Company determines the fair value of the loans using several inputs, including market rates that similar or identical instruments have been sold to third party market participants by the Sponsor, as well as expected cash flows and historical repayment behavior. The carrying amounts of Investments in loans receivable, at fair value approximates their fair values due to their short-term nature. Therefore, Investments in loans receivable, at fair value are classified within Level 3 of the fair value hierarchy.

Investments in loans receivable, at fair value	December 31, 2025
Beginning balance	$-
Additions	12,097,381
Repayments	(363,762)
Adjustment to fair value recorded in earnings	(4,345)
Ending balance	$11,729,273

4.       Loans Receivable and Allowance for Current Expected Credit Losses

The Company is invested in secured real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $2,000 and $200,000, with maturities ranging from twelve to twenty-four months.

The following table presents the carrying amount of “Investments in loans receivable, net of CECL allowance” by performance state as of December 31, 2025. There were no investments in loans receivable as of December 31, 2024.

December 31, 2025
Loan Performance State:
Current	$91,150
Workout	1,492,462
Fundamental Default	1,134,164
Amortized Cost	$2,717,776
Less: Allowance for loan losses	(31,505)
Carrying amount	$2,686,271

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

F-10

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

The following table presents analyses of the allowance for current expected credit losses for the year ended December 31, 2025. There was no allowance for current expected credit losses for the year ended December 31, 2024.

Year ended December 31, 2025
Beginning balance	$-
Loan allowance charged off	-
Provision for losses	(31,505)
Recoveries	-
Ending balance	$(31,505)

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the loan.

All credit quality indicators were updated as of December 31, 2025.

The following table presents “Investment in loans receivable” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of December 31, 2025:

	Year originated by Sponsor
	2024	2023	Total
Loan performance state:
Current	$91,150	$-	$91,150
Workout	1,454,780	37,682	1,492,462
Fundamental Default	549,014	585,150	1,134,164
Amortized Cost	$2,094,944	$622,832	$2,717,776
Less: Allowance for CECL			(31,505)
Carrying Amount as of December 31, 2025			$2,686,271

F-11

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense. Interest income on loans that are classified as nonaccrual is subsequently applied to principal until the loans are returned to accrual status. loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2025, the Company placed Loans of $1,049,526 recorded to investment in loans receivable, net of CECL allowance on nonaccrual status. The Company has written off $1,118 of interest receivable in the current period. The Company has $1,062,636 of Loans that are 90 days or more past due, but are not on nonaccrual status as of December 31, 2025.

The following table presents an analysis of loans by aging schedule as of December 31, 2025:

	Amortized Cost	Allowance for Current Expected Credit Losses	Loans receivable
Aging schedule:
Current	$91,150	$(1,090)	$90,060
Less than 90 days past due	573,111	(3,959)	569,151
More than 90 days past due	2,053,515	(26,456)	2,027,060
Total as of December 31, 2025	$2,717,776	$(31,505)	$2,686,271

5.       Related Party Arrangements

Groundfloor Advisors, LLC, Manager

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The Manager is a wholly owned subsidiary of the Sponsor.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with our organization and the Offering, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this Offering. These organizational and offering expenses include all expenses paid by the Manager and to be reimbursed by us in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See Note 2 – “Summary of Significant Accounting Policies – Organizational and Offering Costs”.

The Company will pay the Manager an asset management fee of 0.5%, applied to every investor distribution. Our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. For the year ended December 31, 2025, we incurred management fees of $20,910. We did not incur management fees for the period from October 22, 2024 to December 31 2024.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing.

F-12

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

Groundfloor Credit LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Groundfloor Credit, LLC, an affiliate of our Sponsor, or its affiliates may close and fund a Loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

Groundfloor Yield LLC

During the year, the Company purchased a real estate backed note receivable from Groundfloor Yield, LLC (“GFY”), a wholly owned subsidiary of the Sponsor. The note bears a variable interest rate, benchmarked to performance of specific real estate loans GFY has an interest in. As of December 31, 2025, the Company had $22,334,000 outstanding on this note receivable and interest receivable of $513,000. For the year ended December 2025, the Company recognized interest income of $513,000. There were no repayments in 2025.

Groundfloor Finance Inc., Member and Sponsor

Groundfloor Finance Inc. owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to invest in interests in real estate opportunities that may have been historically difficult to access for some investors. Groundfloor Finance Inc. holds 5,000 shares as of both December 31, 2025 and 2024.

Executive Officers of Our Manager

As of the date this financial statement is issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Nick Bhargava	Chief Executive Officer

6.       Economic Dependency

Under various agreements, the Company has engaged or will engage Groundfloor Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Groundfloor Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

7.       Commitments and Contingencies

Legal Proceedings

As of the date of the financial statement, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statement.

F-13

Groundfloor Loans 2, LLC

Notes to the Financial Statements (continued)

8.       Subsequent Events

In connection with the preparation of the accompanying financial statement, we have evaluated events and transactions occurring through March 30, 2026, the date at which the financial statement was available to be issued. No subsequent events have occurred that require disclosure in the financial statement.

F-14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes thereto contained in this Annual Report on Form 1-K (“Annual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from such statements.

Overview

Groundfloor Loans 2 LLC (the “Company”) is a recently organized a Delaware limited liability company formed to invest in and manage a diversified portfolio of commercial real estate assets. We will invest in secured commercial real estate loans (each, a “Loan”) that have been originated through the Groundfloor Platform, each corresponding to a real estate development project (each, a “Project”) financed by such Loan. The borrower for each Project is a legal entity (the “Borrower”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Borrower.

We are managed by Groundfloor Advisors, LLC (our “Manager”), a wholly owned subsidiary of our Sponsor, Groundfloor Finance Inc. (our “Sponsor”).

Our Sponsor owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the Groundfloor Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

Our Manager will enter into a shared services agreement with our Sponsor, effective upon the commencement of this Offering. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s underwriting and loan origination services through the Groundfloor Platform as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Offering Results

We have offered up to $75.0 million in our common shares in our Offering. As of December 31, 2025 and 2024, we had raised total gross offering proceeds of approximately $41,400,000 and $5,000, respectively, from settled subscriptions (including the $5,000 received from our Sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 36,585,000 and 5,000, respectively, of our common shares, at a par value of $1.00 per common share.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Current Expected Credit Losses

The Company records an allowance for current expected credit losses in accordance with the current expected credit loss (“CECL”) Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for CECL using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for CECL is maintained at a level sufficient to provide for expected credit losses over the life of the loans based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to Note 4 of the audited financial statements for further information regarding the CECL allowance.

The Company made an accounting policy election to exclude “Interest receivable” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner.

In July 2025, the FASB issued FASB Accounting Standards Update (“ASU”) 2025-05 Financial instruments – Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows entities to make an accounting policy election to consider cash collection activity after the balance sheet date when estimating current expected credit losses. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements and has not yet adopted it.

Fair Value Option

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The Company elected the fair value option to account for our Investment in loans receivable, at fair value. As a result of this election, our Loans to Developers, at fair value are carried at fair value on a recurring basis. Refer to Note 3 of the audited financial statements for further information regarding fair value measurements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a) (2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective date.

Sources of Operating Revenues and Cash Flows

The Company was formed on October 22, 2024 and substantially commenced operations on September 10, 2025. Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than economic conditions affecting the commercial and residential real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

The audited financial statements included in this Annual Report have been prepared assuming that the Company will continue as a going concern. The audited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

We primarily generate revenues from interest on our investments in real estate loan receivables and for income to primarily be derived through the difference between revenue and the cost at which we are able to operate.

Results of Operations

	For the Year ended December 31, 2025	For the Period October 22, 2024 (inception) to December 31, 2024
Revenue:
Interest income	$896,540	$-
Total revenue	896,540	-
Operating expenses:
General and administrative	26,859	-
Current expected credit loss	31,505	-
Total operating expenses	58,364	-
Income from operations	838,176	-
Other expense:
Other expense	(4,345)	-
Total other expense	(4,345)	-
Net income	$833,831	$-

For the year ended December 31, 2025 and the period October 22, 2024 (inception) through December 31, 2024, we had total net income of approximately $834,000 and $0, respectively.

Revenue

Interest Revenue

For the year ended December 31, 2025 and the period October 22, 2024 (inception) through December 31, 2024, we earned interest revenue of approximately $897,000 and $0, respectively, from our investments in real estate loans receivable. The increase in interest revenue is primarily attributable to the commencement of operations in September 2025.

Expenses

General and Administrative

For the year ended December 31, 2025 and the period October 22, 2024 (inception) through December 31, 2024, we incurred general and administrative expenses of approximately $27,000 and $0, respectively, which includes auditing and professional fees, bank fees, current expected credit loss reserve, and other expenses associated with operating our business.

Liquidity and Capital Resources

The Company had net income of approximately $834,000 for the twelve months ended December 31, 2025.

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, and net proceeds from asset repayments and sales.

We are dependent upon the net proceeds from our investments in real estate loan receivables and management fees to conduct our operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the issuance of our common shares and from any undistributed funds from our operations. As of December 31, 2025, we had deployed approximately $14.4 million invested across 74 loans receivable and had approximately $745,000 in cash.

	For the Year ended December 31, 2025	For the Period October 22, 2024 (Inception) to December 31, 2024
Operating activities	$463,454	$-
Investing activities	(36,785,395)	-
Financing activities	37,062,139	-
Net increase in cash	$740,198	$-

Net cash flows from operating activities for the twelve months ended December 31, 2025 was $0.5 million. Net cash from operating activities is primarily driven by changes in receivables and payables with our Sponsor.

Net cash flows used in investing activities for the twelve months ended December 31, 2025 was $36.8 million. Net cash used in investing activities primarily represents purchases of investments in real estate loans receivable and real estate backed note receivable, offset by the repayment of such investments.

Net cash flows from financing activities for the twelve months ended December 31, 2025 was $37.1 million. Net cash provided by financing activities primarily represents proceeds from the issuance of common shares to investors, offset by repayments to investors.

We currently have no outstanding debt and have not received a commitment from any lender to provide us with financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we expect to make payments to our Manager in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our Manager in providing services to us.

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2025. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Trends and Key Factors Affecting Our Performance

The Company substantially commenced operations on September 10, 2025.

In 2023, the Federal Reserve raised interest rates to combat the record high inflation experienced in 2022. As interest rates rose, the economy began to slow down and liquidity was withdrawn from the economy through monetary policy which resulted in asset values across nearly all sectors seeing a decline in value. In 2024, the Federal Reserve begun lowering interest rates; however, interest rates remain high compared to historical rates.

Risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our real estate investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk/reward opportunities.

We are encouraged by our focus on commercial real estate loans where we anticipate continued demand growth and expect to be more stable than most other assets.

Over the short term, management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest or no leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 5, Related Party Arrangements in our financial statements.

EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	Certificate of Formation of Groundfloor Loans 2 LLC		1-A	024-132885	2.1	December 31, 2024
2.2	Form of Operating Agreement of Groundfloor Loans 2 LLC		1-A	024-132885	2.2	December 31, 2024
4.1	Form of Subscription Agreement		1-A	024-132885	4.1	December 31, 2024
6.1	Form of License Agreement between Groundfloor Loans 2 LLC and Groundfloor Finance Inc.		1-A	024-132885	6.1	December 31, 2024
6.2	Form of Shared Services Agreement between Groundfloor Advisors, LLC and Groundfloor Finance Inc.		1-A	024-132885	6.2	December 31, 2024
11.1	Consent of Latham & Watkins LLP (included as part of Exhibit 12.1)		1-A	024-132885	11.1	December 31, 2024
11.2	Consent of Foti, Flynn, Lowen & Co.	X
12.1	Opinion of Latham & Watkins LLP		1-A	024-132885	12.1	December 31, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 30, 2026.

GROUNDFLOOR ADVISORS, LLC for GROUNDFLOOR LOANS 2 LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nick Bhargava	Chief Executive Officer of Groundfloor Advisors, LLC (Principal Executive and Accounting Officer)	March 30, 2026
Nick Bhargava

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact